UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14f
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MAP VI ACQUISITION, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-52525	43-2114547
(State or other jurisdiction	Commission	(IRS Employer
of incorporation)	file number	Identification No.)

401 Shippan Avenue
Stamford, CT 06902
Registrant’s telephone number, including area code (203) 323-7300

Copies to:
Richard Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Information Statement is being furnished to holders of record of the common stock, par value US$0.0001 per share (“Common Stock”), of Map VI Acquisition, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about February 6, 2009, by Map VI Acquisition, Inc. (the "Company") to the holders of record of shares of its Common Stock as of the close of business on February 3, 2009. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board.

We were incorporated as a Delaware corporation on November 22, 2006 under the name Map VI Acquisition, Inc.

On December 27, 2007, the Company and Highland Global Partners, Inc. (“Buyer”) entered into a Stock Purchase Agreement (the “Highland Agreement”). Pursuant to the Highland Agreement, the Company sold to Buyer an aggregate of 2,500,000 previously issued and outstanding shares of the Company's restricted common stock, comprising approximately 100 % of the issued and outstanding capital stock of the Company. The purchase price for the sale of the shares was $30,000 in cash. The current officers and directors agreed to resign and the Buyer’s nominee, Mr. Steven Moskowitz, was appointed to fill the vacancies on the Board resulting in connection with the stock purchase transaction.   On February 4, 2009, the Company, BusinessTalkRadio.Net Acquisition Corp., a Delaware company and the Company’s wholly owned subsidiary (“Sub”) and BusinessTalkRadio.Net, Inc., a Delaware corporation (“BTR”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Prior to the consummation of the Merger Agreement, we did not have substantial operations or assets, and had sought a candidate with which we could merge or whose operations or assets can be acquired through the issuance of common stock, equity and/or debt. Management placed no restrictions on the types of businesses which may be acquired.

Change of Control

As are result of the execution of the Merger Agreement, on February 4, 2009 (the “Closing”), we acquired control of BTR, which merged into our Sub, by issuing to the BTR’s Shareholders 72,311,304 shares of our Common Stock in exchange for all of the outstanding capital stock of BTR (the “Merger Transaction”). Immediately after the Closing, we had a total of 74,811,304 shares of common stock outstanding, with the BTR’s Shareholders (and their assignees) owning approximately 96.66% of our outstanding common stock, and the balance held by those who held our common stock prior to the Closing.  Following the Closing Date, BTR became our wholly-owned subsidiary.

Prior to the signing of the Merger Agreement, we were a public reporting shell company in the development stage. From and after the Closing Date of the Merger Agreement, our primary operations consist of the business and operations of BusinessTalkRadio.Net, Inc.  BusinessTalkRadio.Net, Inc. was incorporated in Delaware.

BTR.’s executive offices are located at 401 Shippan Avenue, Stamford, CT 06902, and the telephone number is (203) 323-7300.

Subsidiaries

As a result of the Merger, BTR is our wholly-owned subsidiary. BTR, the entity through which we operate our business, has five subsidiaries: The Lifestyle TalkRadio Network, The Greenwich Broadcasting Corporation, BTR West, Inc. II, BTR Communications Boston II, Inc. and WURP East, Inc.

Map VI Acquisition, Inc. Organization History

Map VI Acquisition, Inc. was incorporated in the state of Delaware on November 22, 2006.  Since inception, the Company has been engaged in organization efforts and obtaining initial financing.  The business of the Company was to seek the acquisition of, or merger with, an existing company.  Our board approved the Merger Agreement on January 31, 2009. We filed a registration statement on Form 10-SB with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2007, and since its effectiveness, we have focused our efforts to identify a possible business combination.

Steve Moskowitz, was our president until his resignation immediately after the Closing. Upon Mr. Moskowitz’s resignation, the following individuals were appointed  as officers:

Name	Age	Position
Michael Metter	57	President/Chief Executive Officer
Joy Marshall	45	Chief Financial Officer
Jeff Weber	55	Executive Vice President

Steve Moskowitz, the current member of our board of directors has submitted his resignation which will automatically be effective eleven days after we file this Schedule 14-f with the Securities and Exchange Commission and upon such time, the following individuals will become the members of our board:

Name	Age	Position
Michael Metter	57	Chairman of the Board
Michael Pisani	66	Director
Frank Lazauskas	48	Director
William Purcell	66	Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not be taken with respect to the election of the new directors.

To the best of our knowledge, Steve Moskowitz, the current director, was not a director and did not hold any position with us and has not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to the consummation of the Highland Agreement, except as disclosed herein. To the best of the Company’s knowledge, except as disclosed herein, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.  Mr. Metter, Mr. Lazauskas and Mr. Pisani are currently parties to an action brought against them and one other (the “Guarantors”) who personally guaranteed a loan from BC Media Funding Company II (“BC”) to BTR.  On October 31, 2008, a judgment was entered in favor of BC and the Guarantors have filed a timely appeal.

Voting Securities

We are authorized to issue 75,000,000 shares of common stock, with a par value of $.0001 per share and 10,000,000 share of preferred stock, par value $0.0001 per share. At the close of business on February 4, 2009 we had 74,811,304 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of February 4, 2009 with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)		PERCENTAGE OF COMMON STOCK (2)

Michael L. Metter	Common Stock	8,458,676	(6)	11.70

Joy Marshall	Common Stock	45,000		*

Jeff Weber	Common Stock	460,000	(3)	*

Michael Pisani	Common Stock	23,798,258	(5)	32.91

Frank Lazauskas(4)	Common Stock	7,266,668		10.05

William Purcell	Common Stock	250,000		*

FJL Enterprises, Inc.(4)	Common Stock	5,166,668		7.15

Officers and Directors As A Group ( 6 persons)	Common Stock	40,78,602		55.70

*less than 1%

 (1) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of February 4, 2009 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) Percentage based upon 72,311,304shares of common stock outstanding as of February 4, 2009.

(3) 20,000 shares of Common Stock held by Jeff Weber held i/t/f Mark Weber.

(4) Frank Lazauskas holds investment or dispositive power over the shares held by FJL Enterprises, Inc. and holds investment or dispositive power over 300,000 shares held by TNJ Enterprises, Inc..

(5) 1,000,000 shares held indirectly through spouse, Sheldon Pisani.

(6) Includes 25,000 shares held through spouse, Debra Lanava.  Mr. Metter disclaims ownership of these shares.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the closing on Exchange Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

Except as disclosed elsewhere in this Schedule 14F, there are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Steve Moskowitz, President and Director

Steven Moskowitz has been working for Spongetech Delivery System Inc. as Secretary, Treasurer and a Director since June 1999. In February 2006, Mr. Moskowitz was appointed to serve as our Chief Financial Officer. Mr. Moskowitz has served as a director of RM Enterprises International, Inc. since April 2001 and as its Secretary since March 2, 2004. He has been a director of Western Power and Equipment Corp. (OTCBB) since February 11, 2003. Since June 2003, he has been director of Tiburon Capital Group, a privately held holding corporation, and since May 2000, he has served as Vice President of ERC Corp., a privately-held marketing consultant. Mr. Moskowitz is also director and President of Vanity Holdings inc. private company.  He served as Vice President, Marketing and Business Development for H. W. Carter & Sons, a distributor of children's clothing, from 1987 to 2002. He was President of the H. W. Carter & Sons division of Evolutions, Inc. from 1996 to 1997. Mr. Moskowitz served in various capacities at Smart Style Industries, a manufacturer and distributor of children's apparel, from 1986 to 1987 from sales assistant to Vice President Sales and Marketing. Mr. Moskowitz also serves as a Director of National Stem Cell, Inc. (NHGI.PK) since January 2007. He received his B.S. in Management from Touro College in 1986.

Incoming  Directors and  Current Officers

MICHAEL L. METTER– PRESIDENT/CEO, DIRECTOR

 Mr. Metter has held the position of President and CEO since June, 2002.  He currently consults to a broad range of businesses, including IT communications and media businesses, on mergers, acquisitions, restructuring, financing and other matters.  From October 1998 to February 2001, Mr. Metter was a principal of Security Capital Trading, Inc., and was a principal at Madison Capital from September 1997 to October 1998. Mr. Metter was President of First Cambridge Securities from October 1993 to August 1997.  From April 2001 to December 2006, Mr. Metter was President of R.M. Enterprises International, Ltd.  After a merger of a division of R.M. Enterprises International, Ltd. into Azurel, Ltd. in October 2002, Mr. Metter became President and COO of Azurel.  He resigned as President in February 2003 and later resigned from the position of COO, which he held from February 2003 until June 28, 2003 He is also Chairman of Tiburon Capital Group and D.L. Investments, both of which are privately held holding investment corporations.  Mr. Metter was a Director for Solar Thin Films (SLTN), a public company, formally American United Global, from May, 2004 to April, 2007, and has been the CEO for Spongetech Delivery Systems (SPNG) since February 2001.  He has served as Director of Western Power & Equipment Corporation (WPEC) since February 11, 2003.  During the 80’s, after leaving the Retail Industry, Mr. Metter started his career at D.H. Blair, where he rose to Executive Vice President.  During that period, Mr. Metter owned Metter Broadcasting, a group of four radio stations that, ultimately, merged into Sage Broadcasting.  Sage Broadcasting went public in 1991 and was sold to a division of General Electric during 1995.  Sage Broadcasting, at its peak, had 22 radio stations throughout the United States.

Mr. Metter has an undergraduate degree of Business Administration from Adelphi University (BBA ’73) and a Master of Business Administration in Finance, with a minor in Consumer Psychology, also from Adelphi University (MBA ’75).

 As President and CEO of the parent Company, Mr. Metter is responsible for the day-in and day-out overall running of the business.  His responsibilities include overseeing all financial commitments and responsibilities, besides setting the long-term goals and mission of the business.

JEFF WEBER -EXECUTIVE VICE-PRESIDENT

Mr. Weber serves as Executive Vice President of the Network.  He has more than 30 years of experience in the radio industry, including 20 as a general manager in markets including Albany, NY.  In addition, he has owned stations in Logan, Utah and Amsterdam, New York. From 1999 to 2001, he worked as a local sales manager for WTTS-FM and WGCL-AM in Indianapolis.  From 2001 to 2002, he worked as General Sales Manager for WZBA-FM in Baltimore.  Mr. Weber managed two radio properties for Metter Broadcasting/Sage Broadcasting from 1985 to 1987. His background also includes several years as a program director in the early part of his career.  He is currently a member of the Broadcast Cable Financial Management Association.

 Mr. Weber is primarily responsible for the day-in day-out operations of both the networks and the four radio stations.

JOY MARSHALL- CHIEF FINANCIAL OFFICER

Ms. Marshall is the Business Manager and Chief Financial Officer of the Company. Mr. Marshall worked with Westinghouse Broadcasting from 1986-1992 and Odyssey Communications/Big City Radio Inc. from 1992-2002.  Ms. Marshall joined Greenwich Broadcasting Corporation in January, 2003 which was acquired by BTR in June, 2003.  Ms. Marshall’s responsibilities include Human Resources, Payroll, Accounts Payable and Receivable, and all other accounting functions.

FRANK LAZAUSKAS- DIRECTOR

 Mr. Lazauskas has been the President of FJL Enterprises, Inc. and TNJ Enterprises, Inc. since he formed them in 1999 and 1997, respectively.  FJL Enterprises, Inc. and TNJ Enterprises, Inc. own and operate eight Dominos Pizza Stores.  Mr. Lazauskas received his B.A> in Mathematics from Central Connecticut State University in 1983.

WILLIAM PURCELL- DIRECTOR

 Mr. Purcell graduated from Princeton University in 1964 and from New York University Graduate School of Business in 1966.  Since 2001, Mr. Purcell has been the Senior Director of Seale and Associates, an investment banking firm in Arlington, Virginia and has been an expert witness for a number of law firms with regard to investment banking/financial-oriented litigation issues.

MICHAEL PISANI- DIRECTOR

 Mr. Pisani received his B.A. from DePauw University in 1965 and did his post-graduate work at New York University.  He began his career as a broker in 1966 with Steven Rothschild & Co., New York, and later a partner of that firm in 1969.  In 1978 he became a partner of Spear, Leeds & Kellogg, thereafter becoming President and Chairman of its subsidiary, Troster, Singer & Co.  Upon his retirement in 1983, he has been a private investor and consultant to many small-cap companies.

Family Relationships - None

Board Committees

The Company currently has not established any committees of the Board of Directors.

EXECUTIVE COMPENSATION

The following is a summary of the compensation paid by BTR to its Chief Executive Officer for the two years ended December 31, 2008 and 2007 respectively. BTR has no other executive officers that received compensation in excess of $100,000 for any of these two years.

Summary Compensation Table
Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (Automobile Expense)
Michael Metter (CEO & President)	2008	239,938.52	-0-	-0-	-0-	-0-	-0-	16,800
Michael Metter (CEO & President)	2007	244,138.54	65,768	-0-	-0-	-0-	-0-	16,800
Jeff Weber (Executive Vice President)	2008	134,800.12	32,163	35,000 shares	-0-	-0-	-0-	9,964.56
Jeff Weber (Executive Vice President)	2007	134,415.50	38,467.03	30,000 shares	-0-	-0-	-0-	9,450.76

Employment Agreements with Executive Officers

BTR has an Employment Agreement with Michael Metter dated as of June 2005 (the “Metter Agreement”) whereby Mr. Metter will serve as President and Chief Executive Officer until January 31, 2008.  In consideration for his services, Mr. Metter will receive cash compensation pursuant to the terms of the Metter Agreement as well as health insurance, expense reimbursement, an automobile allowance and a cash bonus, if certain milestones are met, as set forth in the Metter Agreement.  In December 2007, the contract with Mr. Metter was verbally renewed for two years.

BTR has an Employment Agreement with Jeffrey Weber, dated as of May 16, 2005 (the “Weber Agreement”) whereby Mr. Weber will serve as Executive Vice President of the Company.    In consideration for his services, Mr. Weber will receive cash compensation, pursuant to the terms of the Weber Agreement as well as health insurance, expense reimbursement and an automobile as well as a cash bonus, if certain milestones in the Weber Agreement are met.  The Weber Agreement is renewable yearly and expires on January 31, 2008.  The Weber Agreement was verbally renewed for two years as of December 2007.

BTR has an Employment Agreement with James Servino, dated as of November 15, 2006 (the “Servino Agreement”) whereby Mr. Servino will serve as Vice President of the Radio Division of the Company for a period of twelve months.  The Servino Agreement is renewable for additional twelve month periods until it terminates on November 15, 2009.  In consideration for his services, Mr. Servino will receive cash compensation, pursuant to the terms of the Servino Agreement as well as health insurance, expense reimbursement and an automobile as well as a cash bonus, if certain milestones in the Servino Agreement are met.

Director Compensation

Directors are elected by the vote of a majority in interest of the holders of voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors receive 50,000 shares of the Company’s Common Stock in consideration for their services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

In 2008, the Company conducted a private placement whereby it sold 2,000,000 shares of its Common Stock at $0.20 per share.  Michael Metter, the President and CEO of the Company, purchased 500,000 shares; Len Moscati, a beneficial holder of more than 5% of the outstanding common stock purchased 250,000 shares; Michael Pisani, a director of the Company, purchased 500,000 shares and Frank Lazauskas, a director of the Company, purchased 250,000 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2008, its executive officers, directors and 10% stockholders have not complied with all applicable Section 16(a) filing requirements.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Map VI Acquisition, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: February 6, 2009

Map VI Acquisition, Inc.

By:	/s/ Michael Metter
Michael Metter
Chief Executive Officer